Exhibit 4.8

CONFIDENTIAL

***Text Omitted and Filed Separately

with the Securities and Exchange Commission.

Confidential Treatment Requested

Under 17 C.F.R. Sections 200.80(b)(4) and Rule 24b-2

Research and exclusive LICENSE AGREEMENT

This Research and Exclusive License Agreement (“Agreement”) is entered into by and between Arcturus Therapeutics, Inc., a Delaware corporation (“Arcturus”), and Synthetic Genomics, Inc., a Delaware corporation (“SGI”) and effective October 24, 2017 (“Effective Date”).  SGI and Arcturus may each be referred to herein individually as a “Party” and collectively as the “Parties.”  In consideration of the mutual covenants and promises set forth in this Agreement, the Parties agree as follows:

1.	Certain Definitions.

1.1“Acquisition” shall mean a transaction or series of related transactions pursuant to which an entity directly or indirectly (a) obtains ownership of more than fifty percent (50%) of the voting securities of Arcturus, or (b) succeeds to substantially all the assets and business of Arcturus (whether via merger, sale of assets, or otherwise).  “Acquiring Organization” shall mean the acquiring entity in an Acquisition, together with its controlled Affiliates (other than Arcturus and Arcturus’s controlled Affiliates).

1.2“Arcturus Owned Program IP” has the meaning given in Section 3.2.

1.3“Affiliate” means, with respect to an entity, any entity which controls, is controlled by, or is under common control with such first entity, as of the Effective Date or anytime thereafter (but only so long as such control exists). For purposes of this Section 1.3 only, “control” and, with corresponding meanings, the terms “controlled by,” “controlling,” and “under common control with” means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting securities, participating profit interest, or other ownership interests of a legal entity, or (b) the possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance.

1.4“Confidential Information” has the meaning given in Section 7.1.

1.5“control” means in relation to Intellectual Property, the ownership of such Intellectual Property or the ability to grant a sublicense to such Intellectual Property without accounting to any Third Party.

1.6“Expected Sublicense Milestone Fees” for a Sublicense Agreement shall mean the sum of all amounts that, if paid, would constitute Sublicense Milestone Fees for such Sublicense Agreement.

1.7“Expected Sublicense Royalties” for a Sublicense Agreement means the value of Sublicense Royalties that SGI reasonably and in good faith expects to receive under such Sublicense Agreement (assuming the LUNAR Product licensed thereunder is launched commercially in each of the U.S., Great

Britain, France, Germany, Italy, Spain and Japan) after considering Intellectual Property protection, pricing and reimbursement, market size, and competition.

1.8“Field” means all uses other than the diagnosis, prophylaxis and treatment of any respiratory disease viruses other than influenza (which is included in the Field).

1.9“Initial Research Plan” means the first research plan for Arcturus to conduct research relating to LNP delivery as approved through the JSC pursuant to Section 2.5(d)(i) or Section 2.5(d)(ii), and upon such approval is hereby incorporated by reference into this Agreement.

1.10“Intellectual Property” means inventions (whether patentable or not), discoveries, data, results, know-how, trade secrets and information of any type, and any and all intellectual property rights in and to any of the foregoing.

1.11“JSC” has the meaning given in Section 2.5.

1.12“Licensed IP” means all Intellectual Property that is both (a) related to LNP delivery, and (b) owned or controlled by Arcturus at any time during the Term; provided that Licensed IP shall not include any Intellectual Property of an Acquiring Organization that is both (i) not Arcturus Owned Program IP, and (ii) not Licensed IP at any time prior to the corresponding Acquisition.   For clarity, Licensed IP includes, without limitation, any Arcturus Owned Program IP and the patents and patent applications listed in Exhibit A (and any divisionals, continuations, continuations-in-part, reissues, renewals, re-examinations, extensions, registrations, certificates of inventions thereof or foreign equivalents thereof or of any other patent application claiming priority thereto or resulting from a provisional to which any of the foregoing claims priority and any patents resulting from any of the foregoing).

1.13“LNP” means lipid nanoparticles in any form, format, shape, size or composition.

1.14“LUNAR Contemplated Research Agreement” means a written agreement pursuant to which SGI or any of its Affiliates conducts research for a Third Party under a research plan that expressly contemplates significant research of a LUNAR Product. Notwithstanding the foregoing, such an agreement shall not be deemed a LUNAR Contemplated Research Agreement if, prior to the execution of such agreement both: (a) SGI or its Affiliates previously entered into an agreement with such Third Party to

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research, develop, or license a Product; and (b) such agreement does not grant such Third Party a sublicense under the Licensed IP.

1.15“LUNAR Product” means a Product that, absent the license granted in this Agreement, would infringe a Valid Claim of a patent or patent application within the Licensed IP when manufactured, used, or sold.

1.16“Non-LUNAR Product” means a Product that is not a LUNAR Product.

1.17“Officers” has the meaning given in Section 2.5(d)(ii).

1.18“Product” means self-amplifying mRNA as part of a vaccine or therapeutic agent for use in humans or farm or companion animals.

1.19“Program IP” means all Intellectual Property conceived or first reduced to practice by or for Arcturus in performance of any Research Plan.

1.20“Qualified Personnel” shall mean such personnel that […***…]*reasonably deems appropriately qualified in the field of LNP delivery.

1.21“Quarterly FTE” means a full-time equivalent person-quarter of Qualified Personnel based upon a total of four hundred fifty (450) working hours per calendar quarter.

1.22“Quarterly Report” has the meaning given in Section 4.1.

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1.23“Requested Quarterly FTE” for a calendar quarter means the amount designated by […***…]* pursuant to Section 2.2.  The initial Requested Quarterly FTE for the first calendar quarter shall be […***…] Quarterly FTE.

1.24“Research Data” has the meaning given in Section 4.2.

1.25“Research Plan(s)” means (a) the Initial Research Plan, as amended by the JSC from time to time, or (b) such other research plans for Arcturus to conduct research relating to LNP delivery and approved through the JSC pursuant to Section 2.5(d)(i) or Section 2.5(d)(ii).

1.26“SGI Related IP” means Program IP that incorporates, is an improvement of or necessarily requires the use of any (a) patents and patent applications owned or, other than Licensed IP, licensed to SGI or its Affiliates (or any of the inventions claimed therein), or (b) Confidential Information of SGI.

1.27“Sublicense Agreement” means an agreement pursuant to which SGI or its Affiliates grant a Third Party a sublicense under the Licensed IP to make, have made, use, import and sell a LUNAR Product.

1.28“Sublicense Income” means (a) Sublicense Milestone Fees, (b) Sublicense Royalties and (c) Sublicense Upfront Fees, collectively.

1.29“Sublicense Milestone Fees” shall mean all cash payments received by SGI or its Affiliates under a Sublicense Agreement for amounts due upon a LUNAR Product’s achievement of certain development, regulatory or sales milestones as specified in such Sublicense Agreement. For clarity, Sublicense Milestone Fees exclude, without limitation, payments for equity or debt to the extent at or below fair market value and payments allocated to (and actually used for) research or development (including, without limitation, for advancements of research and development activities to be conducted by SGI’s personnel).

1.30“Sublicense Royalties” means all cash payments received by SGI or its Affiliates pursuant to a Sublicense Agreement as earned royalties paid by a Third Party with respect to commercial sales of LUNAR Products.

1.31“Sublicense Upfront Fees” shall mean all upfront cash payments received by SGI or its Affiliates due upon execution of a Sublicense Agreement for the grant of a commercial license to make, use, and sell LUNAR Product(s).  Sublicense Upfront Fees exclude, without limitation, payments for equity or debt to the extent at or below fair market value and payments allocated to (and actually used for) research or development (including, without limitation, for advancements of research and development activities to be conducted by SGI’s personnel).

1.32“Sublicense Value” of a Sublicense Agreement means the sum of the following for such Sublicense Agreement: (a) Sublicense Upfront Fees; (b) Expected Sublicense Milestone Fees; and (c) Expected Sublicense Royalties.

1.33 “Term” means the period commencing on the Effective Date and ending on termination of this Agreement.

1.34“Third Party” means a person or entity other than Arcturus, SGI, or their Affiliates.

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1.35“Valid Claim” means a claim contained in: (a) an issued and unexpired patent which has not been held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through abandonment, reissue, disclaimer or otherwise; or (b) a patent application that has not been irretrievably cancelled, withdrawn or abandoned and that has been pending for less than […***…]* years from the date of priority claimed by such pending patent application.

2.	Research Plans.

2.1Performance.  All research and development under this Agreement shall be performed pursuant to Research Plans. Arcturus shall use commercially reasonable efforts to carry out each Research Plan.  Without limiting the foregoing, for each calendar quarter, Arcturus shall dedicate the corresponding Requested Quarterly FTE to the extent necessary to perform each of the Research Plans.  Arcturus shall have no obligations under this Section 2.1 for any calendar quarter in which the Requested Quarterly FTE is zero (0) Quarterly FTE.

2.2Quarterly FTE Change.  […***…] may designate the Requested Quarterly FTE for a calendar quarter by informing […***…] of such designation (a) in writing at least […***…] days prior to the commencement of such calendar quarter, or (b) at any meeting of the JSC prior to the commencement of such calendar quarter; provided that if […***…]’s designation deviates by more than plus/minus […***…] FTEs compared with the estimate set forth in the then current Research Plan, […***…] may reject the designation to the extent of the deviation.  Unless so designated by […***…], the Requested Quarterly FTE for each calendar quarter shall be the Requested Quarterly FTE for the previous calendar quarter.  Notwithstanding the foregoing, the Requested Quarterly FTE for a calendar quarter shall not exceed […***…] Quarterly FTE without […***…]’s written consent.

2.3Qualified Personnel.

(a)Initial Qualified Personnel.  At least […***…] business days (but no earlier than […***…] business days) prior to the commencement of each calendar quarter, […***…] shall provide […***…] with: (i) the qualifications of all Qualified Personnel designated to perform work under each Research Plan in such calendar quarter; and (ii) the estimated time […***…] expects each of such Qualified Personnel to dedicate to the performance of each Research Plan in such calendar quarter. […***…] shall as soon as practicable, but in any event within […***…] business days, thereafter notify […***…] if any such Qualified Personnel are not reasonably acceptable and the reasons therefor, and […***…] shall designate an alternative Qualified Personnel replacement reasonably acceptable to […***…] prior to initiation of the applicable work.

(b)Core Personnel.  If a Research Plan designates certain personnel of […***…] as “Core Personnel” or the like, then such personnel must be assigned as Qualified Personnel for the applicable period of performance by such individuals of such Research Plan and, in each calendar quarter, to the extent not designated in the Research Plan, must dedicate a mutually agreed percent of time to performance of such Research Plan (to the extent the Research Plan requires such work).  […***…] may otherwise change Qualified Personnel assigned to each Research Plan from calendar quarter to calendar quarter provided that it uses commercially reasonable efforts to maintain consistency in the Qualified Personnel assigned to each Research Plan. To the extent that any Core Personnel are not reasonably necessary to perform the Research Plan for a calendar quarter, […***…] shall have the right to notify […***…] and the Parties shall discuss in good faith the potential for reducing the available percentage of such Core Personnel availability for the

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remainder of such calendar quarter, provided that any such reduction shall be subject to mutual agreement between the Parties.

(c)Replacement.  […***…]* may, at any time, request the replacement of any […***…] personnel assigned to a Research Plan if such personnel are reasonably unacceptable to […***…], provided that […***…] shall specify in writing the reason for the replacement. […***…] shall as soon as practicable following the written request, remove such personnel from performance of such Research Plan and use commercially reasonable efforts to replace them with someone with qualifications reasonably acceptable to […***…] as soon as reasonably possible.  For clarity, “commercially reasonable efforts” required in the foregoing sentence does not require that […***…] hire new personnel but does require that: (i) […***…] promptly identify potential alternatives from existing personnel with appropriate qualifications responsive to the concerns specified by […***…]; and (ii) in any event, […***…] continue to make progress on the Research Plan.

(d)No Employment Requirement.  For clarity, nothing in this Section 2.3 shall be deemed to require […***…] to keep employing a certain individual or hire an individual with certain qualifications.

2.4Costs and Expenses.  Except as expressly set forth in Section 5.2, […***…] is responsible for all costs and expenses that […***…] incurs under or in connection with performing its obligations under the Research Plans and participation on the JSC.

2.5Joint Steering Committee.

(a)Establishment.  The Parties shall: (i) establish, within […***…] days of the Effective Date, a Joint Steering Committee (“JSC”) which shall consist of […***…] members; and (ii) determine and approve the Initial Research Plan within […***…] days of the Effective Date. SGI and Arcturus shall each designate […***…] members with appropriate expertise. Each of SGI and Arcturus may replace any or all of its representatives on the JSC at any time upon written notice to the other Party. A Party may designate a substitute to temporarily attend and perform the functions of such Party’s designee at any meeting of the JSC.

(b)Responsibilities.  The JSC shall perform the following functions:

(i)determine and approve the Initial Research Plan;

(ii)coordinate the Parties’ activities hereunder;

(iii) review whether there is a need to amend any Research Plan to meet the goals set forth therein; and

(iv) review and approve additional Research Plans.

(c)Meetings.  The JSC shall meet at such times and at such locations as the JSC agrees (but at least once during each calendar quarter if requested by SGI), whether in-person or by telephone or video conference.  The Parties shall endeavor to have the first meeting of the JSC within […***…] days after the Effective Date.

(d)Decision-Making.

(i)The JSC may make decisions with respect to any subject matter that is subject to the JSC’s decision making authority set forth in Section 2.5(b) or as otherwise delegated to the JSC as set forth in this Agreement or by the Parties. Except as specified in Section 2.5(d)(ii), all decisions of the JSC shall be made

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by consensus, with each Party having a single vote regardless of the number of the representatives of such Party.

(ii)With respect to any issue, if the JSC cannot reach consensus within […***…]* business days after the matter has been brought to the JSC’s attention, then such issue shall be referred to the Chief Executive Officer of SGI and the Chief Executive Officer of Arcturus (collectively, the “Officers”) for resolution. If the Officers are unable to reach consensus within […***…] days after the matter has been referred to them, the final decision on such disputed issue will reside with SGI with respect to all matters relating to a Research Plan or proposed Research Plan (including, without limitation, amending any Research Plan, approving any proposed Research Plan or determining the Initial Research Plan).

3.	Licenses; Intellectual Property.

3.1License.  Arcturus hereby grants SGI and its Affiliates an exclusive, perpetual, irrevocable, worldwide, sublicensable (through multiple tiers) license, under the Licensed IP, solely to research, develop, make, have made, use, sell, offer for sale, distribute, promote, import or export Products (including, without limitation. LUNAR Products) in the Field.

3.2Ownership of Program IP.  Subject to the assignment of Program IP in accordance with this Section 3.2, ownership of Intellectual Property conceived or first reduced to practice pursuant this Agreement shall follow U.S. patent laws. Subject to the following sentence, Arcturus shall own all Program IP that both (a) is not SGI Related IP, and (b) would necessarily infringe at least one Valid Claim within the Licensed IP when made, used, or sold (“Arcturus Owned Program IP”).  Each Party shall retain their ownership rights of any Arcturus Owned Program IP that is invented jointly by SGI and Arcturus (as determined under U.S. patent law); provided, however, that Arcturus shall own (and SGI hereby assigns) to Arcturus all LUNAR Product manufacturing process and process technology inventions within any Arcturus Owned Program IP that is jointly invented by Arcturus and SGI. SGI shall own and be assigned (and Arcturus hereby assigns to SGI) all Program IP other than Arcturus Owned Program IP.  Each Party shall assist the other Party, at the expense of requiring assistance, in every reasonable way to evidence, record and perfect the ownership and assignments set forth in this Section 3.2 and to apply for, obtain recordation of, and enforce, maintain, and defend such assigned rights.

3.3Reservation of Rights.  Except for the licenses expressly granted pursuant this Agreement with respect to the Research Plan and Products, no right or license to use any of Arcturus Intellectual Property or Confidential Information is granted pursuant to this Agreement.

4.Research Results; Reports.

4.1Research Reports.  Within […***…] days after the close of each calendar quarter, Arcturus will provide SGI with a written report (a “Quarterly Report”) that (a) summarizes in reasonable detail all significant accomplishments and research findings in performance of the Research Plans, and (b) reports the number of hours Arcturus’s Qualified Personnel spent in performance of the Research Plans in such calendar quarter.

4.2Access to Research Data.  Arcturus shall maintain complete and accurate accounts, notes, reports and data relating to the performance of the Research Plans (“Research Data”) in accordance with Arcturus’ practices and policies involving data of a similar nature (but, in any event, no less stringent than practices and policies common in the biotechnology industry) and shall provide SGI with (and permit SGI to access during Arcturus’s regular business hours and upon at least […***…] business days’ notice) Research Data upon SGI’s request. For clarity, Arcturus shall not be required to provide any Third Party Confidential

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Information (as defined in Section 4.3) included in or as part of the records or preparation of such Research Data, provided that foregoing does not limit the disclosure of the completed Research Data.

4.3Regulatory Related Data.  To the extent available to Arcturus and requested by SGI, Arcturus shall provide SGI all LNP related data and information reasonably necessary or useful for obtaining any approval for marketing or any clinical activity with respect to any LUNAR Product.  Notwithstanding the foregoing, this Section 4.3 does not require Arcturus to disclose any information to SGI in violation of any of its confidentiality obligations to a Third Party (“Third Party Confidential Information”).  Arcturus shall provide the Third Party Confidential Information to any regulatory authority, institutional review board, or ethics committee to the extent requested by SGI and reasonably necessary or useful for obtaining any regulatory approval or clinical trial approval.

5.Financial Terms.

5.1Upfront Payment.  SGI shall pay Arcturus […***…]*.

5.2FTE Consideration.  Together with (or within […***…] days after) delivery of each Quarterly Report pursuant to Section 4.1, Arcturus shall invoice SGI for an amount equal to the product of […***…] dollars ($[…***…]) multiplied by the lesser of (a) the amount of actual Quarterly FTE reported in the Quarterly Report for such calendar quarter, and (b) the Requested Quarterly FTE for such calendar quarter. SGI shall pay such invoice within […***…] days after receipt.

5.3Sublicensee Consideration.

(a)Within […***…] days after the close of each calendar quarter, SGI shall: (i) provide Arcturus with a report of all Sublicense Income received by SGI and its Affiliates during such calendar quarter; and (ii) pay Arcturus […***…] percent ([…***…]%) of such Sublicense Income.  For clarity, this is the sole consideration payable to Arcturus with respect to a sublicensee’s manufacture, use, or sale of a Product.

(b)On a LUNAR Product-by-LUNAR Product basis, SGI shall be entitled to deduct from the payments pursuant to Section 5.3(a) […***…] percent ([…***…]%) of all amounts paid to Third Parties to obtain the right to practice any Intellectual Property used to develop or necessary to make, use, or sell all or a part of  such LUNAR Product licensed by SGI or its Affiliates, provided, that such deductions shall not reduce the aggregate amount paid to Arcturus pursuant to Section 5.3(a) for any calendar quarter by more than fifty (50%) percent with respect to that specific LUNAR Product. For the purposes of this Section 5.3(b), the full amount of each Sublicense Milestone Fee and Sublicense Upfront Fee under a Sublicense Agreement shall be deemed specific to each LUNAR Product licensed under such Sublicense Agreement.

5.4Consideration for LUNAR Contemplated Research Agreements.  If SGI or any of its Affiliates enters into a LUNAR Contemplated Research Agreement with a Third Party, does not develop a LUNAR Product with such Third Party, and subsequently licenses Non-LUNAR Products to and develops Non-LUNAR Products with such Third Party, then SGI shall notify Arcturus upon entry into such Third Party agreement, and pay Arcturus […***…] percent ([…***…]%) of all Sublicense Income received from such Third Party for such Non-LUNAR Product(s) as if such Non-LUNAR Product(s) were LUNAR Product(s) (subject to the deductions set forth in Section 5.3(b) as applied to such Non-LUNAR Product(s)).  Notwithstanding the foregoing, SGI shall have no obligation to pay: (a) any amounts pursuant to this Section 5.4 with respect to Sublicense Upfront Fees of such LUNAR Contemplated Research Agreement for which SGI makes payment pursuant to Section 5.3(a); or (b) more than […***…] dollars ($[…***…]) in the aggregate (inclusive of all Third Party licensees/sublicensees and all Products)

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pursuant to this Section 5.4, prior to any offset pursuant to Section 5.1 or Section 6.4. For all purposes of clause (b) of the foregoing sentence, all Sublicense Upfront Fees paid to Arcturus pursuant to Section 5.3 for a LUNAR Contemplated Research Agreement shall be deemed payments pursuant to this Section 5.4. SGI will use commercially reasonable efforts to obtain the right to provide Arcturus with a copy of any LUNAR Contemplated Research Agreement it enters into with a Third Party.  If SGI obtains such right, SGI shall use provide Arcturus a copy of such LUNAR Contemplated Research solely for purposes of verification.  Any copy provided by SGI shall be deemed the Confidential Information of SGI.

The Parties acknowledge that the exclusive license granted to SGI under this Agreement may enable SGI to induce Third Parties to enter into self-amplifying mRNA related collaborations with SGI or its Affiliates that such Third Parties would not otherwise enter into, regardless of whether a LUNAR Product is eventually commercialized pursuant to such collaborations.  The payments in this Section 5.4 are intended to compensate Arcturus for the value this enablement provides.  For clarity, to the extent a LUNAR Product is sublicensed or commercialized, then the provisions of Section 5.3 shall apply.

5.5SGI Direct Commercialization of a LUNAR Product. To the extent SGI or its Affiliates desire to sell LUNAR Products for which SGI or its Affiliates obtaining Marketing Approval (as defined below), then, prior to the first commercial sale of such LUNAR Product, the Parties shall negotiate in good faith […***…]* within […***…] after SGI informs Arcturus of such intent to sell LUNAR products.  For clarity, “first commercial sale” of a LUNAR Product means SGI or its Affiliates first shipment of commercial quantities of such LUNAR Product sold by SGI or its Affiliates to a Third Party for use in a country after receipt of final approval by the applicable government authority to market such product for human or animal use in such country (e.g. NDA approval) (“Marketing Approval”). For clarity, Section 5.3 continues to apply (and this Section 5.5 does not apply) to a Future SGI Affiliate’s commercialization of any LUNAR Product if such Future SGI Affiliate (as defined below) is sublicensed to commercialize such LUNAR Product under a Sublicense Agreement entered into prior to the date such Future SGI Affiliate becomes an Affiliate of SGI. “Future SGI Affiliate” means an entity that becomes an Affiliate of SGI after the Effective Date.  Notwithstanding any other provisions of this Agreement, this Section 5.5 shall terminate in the event of an Acquisition of SGI or any Affiliate of SGI with rights to the Licensed IP pursuant to this Agreement.

5.6Records.

(a)Maintenance. SGI shall keep complete and accurate books and records pertaining to Sublicense Income it receives for a period of at least […***…] years after the relevant receipt thereof.

(b)Records Examination.  SGI shall permit its books and records relating to any amounts payable under this Agreement to be examined by an independent accounting firm appointed by Arcturus on a non-contingency fee basis and reasonably acceptable to SGI, upon reasonable notice during normal business hours, provided such examination is requested in writing at least […***…] days in advance.  Such examination is to be made at the expense of Arcturus, except in the event that the results of the examination reveal an underpayment by SGI of […***…] percent ([…***…]%) or more over the period being examined, in which case the costs and expenses of such examination shall be paid (or reimbursed to Arcturus, if such amounts have already been paid) by SGI.  The results of any such examination shall be SGI’s Confidential Information.  Arcturus may not conduct such audits more than […***…] in any twelve (12) month period.

5.7Method of Payment.  All payments due to Arcturus under this Agreement shall be paid in United States Dollars by wire transfer to a bank in the U.S. designated in writing by Arcturus.  All references to

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“dollars” or “$” herein shall refer to United States Dollars.  Any payment that is not paid on or before the date such payment is due hereunder shall bear interest at a rate equal to the Citibank, N.A. prime rate plus […***…]* percent ([…***…]%).

5.8Payment of Taxes.  To the extent a Party is required by applicable laws to deduct and withhold taxes on any payment to the other Party, the withholding Party shall promptly notify the other Party.  The recipient Party shall provide the withholding Party any tax forms that may be reasonably necessary in order for the withholding Party not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty.  The recipient Party shall use reasonable efforts to provide any such tax forms to the other Party in advance of the due date.  After making reasonable effort to obtain the lowest tax rate, the withholding Party shall have the right to: (i) deduct those taxes from the payment; (ii) pay the taxes to the proper taxing authority in a timely manner; and (iii) send evidence of the obligation together with proof of payment to the recipient Party within […***…] business days following that payment.  Each Party shall also provide the other Party with reasonable assistance to enable the recovery, as permitted by applicable laws, of withholding taxes or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the recipient Party as the Party bearing such withholding tax under this Section 5.8.

5.9Invoice.  Each invoice sent pursuant to this Section 5 shall be addressed to […***…] with a copy to […***…] (or such other email addresses as requested by SGI from time to time).

6.	Diligence.

6.124-Month Milestone. Prior to the second (2nd) anniversary of the Effective Date, SGI or any of its Affiliates shall enter into a Sublicense Agreement with a Sublicense Value of at least […***…] dollars ($[…***…]).

6.236-Month Milestone.  Prior to the third (3rd) anniversary of the Effective Date, SGI or any of its Affiliates shall enter into a Sublicense Agreement with a Sublicense Value of at least […***…] dollars ($[…***…]).  Subject to Section 6.3, SGI shall have no obligation under this Section 6.2 if it has failed to meet its obligations under Section 6.1.  For clarity, a Sublicense Agreement that satisfies the milestone in this Section 6.2 will also be deemed to satisfy the milestone in Section 6.1 if entered into prior to the second (2nd) anniversary of the Effective Date.

6.3Failure to Meet Milestones.  SGI shall notify Arcturus promptly after failing to meet a milestone set forth in Section 6.1 or 6.2 (“Milestone Failure”) and SGI shall thereupon irrevocably elect in writing within […***…] business days of the Milestone Failure to either: (a) have SGI pay Arcturus the additional amounts set forth in Section 6.4 below to maintain exclusivity of the license in Section 3.1; (b) convert the license in Section 3.1 to a non-exclusive license (a “Non-Exclusive Election”); or (c) terminate the Agreement effective as of […***…] days after such election.  SGI’s failure to so notify Arcturus within […***…] business days after Milestone Failure shall be deemed a Non-Exclusive Election.

6.4Election to Maintain Exclusivity.  If SGI makes the election set forth in Section 6.3(a) above, then SGI shall promptly pay Arcturus an annual exclusivity maintenance fee within […***…] days after: (a) the date of Milestone Failure; and (b) each subsequent anniversary of Milestone Failure prior to SGI entering into a Sublicense Agreement with a Sublicense Value of at least […***…] dollars ($[…***…]).  The annual maintenance fee for the first payment pursuant to this Section 6.4 shall be […***…] dollars ($[…***…]).  Each subsequent annual maintenance fee shall be an amount equal to the previous annual maintenance fee plus […***…]% thereof (e.g. $[…***…] for the second maintenance fee, $[…***…] for the third maintenance fee, etc.).  For clarity, SGI shall have no further payment

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obligations under this Section 6.4 (and the license in Section 3.1 shall remain exclusive) after SGI enters into a Sublicense Agreement with a Sublicense Value of at least […***…]* dollars ($[…***…]).  […***…].

6.5Non-Exclusive Election.  If SGI makes (or, pursuant to Section 6.3 or 6.4, is deemed to have made) a Non-Exclusive Election, then the license in Section 3.1 shall become non-exclusive.

6.6Exclusive Remedies.  Section 6 sets forth Arcturus’s sole and exclusive remedies and SGI’s sole and exclusive liability for any breach of this Section 6 (but not any breach by SGI of any other provisions of this Agreement).  For clarity, Arcturus may neither terminate this Agreement nor seek any damages against SGI for any breach of this Section 6.

7.Confidentiality.

7.1Definition. “Confidential Information” means proprietary information, materials, and data of a financial, commercial or technical nature that the disclosing Party (the “Disclosing Party”) has supplied or otherwise made available to the other Party hereunder (the “Receiving Party”).  Notwithstanding the foregoing:  (a) all Research Data shall be deemed the Confidential Information of SGI only; (b) all Arcturus Owned Program IP shall be deemed the Confidential Information of Arcturus only; and (c) all Program IP (other than Arcturus Owned Program IP) shall be deemed the Confidential Information of SGI only. For clarity, Confidential Information includes only the information shared by the Parties pursuant to this Agreement, which Confidential Information shall not be governed by that certain Mutual Nondisclosure Agreement between Arcturus and Synthetic Genomics Vaccines, Inc., effective October 13, 2016, which shall remain in full force and effect.

7.2Obligations.  The Receiving Party shall protect all Confidential Information against unauthorized disclosure to third parties with the same degree of care as the Receiving Party uses for its own similar information, but in no event less than a reasonable degree of care.  The Receiving Party shall not use the Confidential Information except as necessary to exercise its rights and fulfill its obligations under this Agreement.  The Receiving Party may disclose the Confidential Information only to its respective Affiliates, directors, officers, employees, subcontractors, licensees, consultants, attorneys, accountants, and banks (collectively, “Recipients”), who have a need-to-know such information in order for Receiving Party or its Affiliates to exercise their rights or fulfill their obligations under this Agreement, provided that such Recipients are bound by confidentiality and non-use obligations at least as protective of the Confidential Information as those set forth in this Agreement.  Receiving Party shall be liable for any act or omission of any Recipient that would be a breach of this Section 7 if committed or omitted by Receiving Party.  The terms and conditions of this Agreement shall be deemed the Confidential Information of each Party.

7.3Exceptions.  The obligations under this Section 7 shall not apply to any information to the extent the Receiving Party can demonstrate that such information:

(a)is (at the time of disclosure) or becomes (after the time of disclosure) generally known to the public through no breach of this Agreement by the Receiving Party or any Recipients to whom it disclosed such information;

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(b)was rightfully known by, or was otherwise in the rightful possession of, the Receiving Party prior to the time of disclosure by the Disclosing Party;

(c)is disclosed to the Receiving Party on a non‑confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation (directly or indirectly) to the Disclosing Party; or

(d)is independently developed by or on behalf of the Receiving Party, as evidenced by its written records, without use of, reliance upon or access to the Confidential Information.

7.4Permitted Disclosures and Use.

(a)Sublicensee; Collaborators.  SGI may disclose Arcturus’s Confidential Information: (i) to Third Parties in connection with any sublicense (or potential sublicense) of the Licensed IP or a LUNAR Contemplated Research Agreement (or potential agreement therefor), in each case, provided that such Third Party agrees to confidentiality terms substantially similar to those set forth herein with respect to such Confidential Information and such disclosure is solely to the extent reasonably necessary or useful for the purposes of any such sublicense; or (ii) regulatory authorities, institutional review boards, or ethics committees to the extent reasonably necessary or useful for obtaining any regulatory approval or clinical trial approval, provided that SGI will use reasonable efforts to request confidential treatment with respect thereto.

(b)Research Data.  Arcturus may use (but may not disclose) the Research Data for its own internal research purposes.

(c)Disclosure of Terms.  Each Party may disclose the terms of this Agreement to its potential investors and acquirers on a confidential basis in connection with a potential investment or acquisition (as applicable). In addition, either Party may disclose may disclose the terms of this Agreement to its potential licensees or sublicensees on a confidential basis as reasonably necessary in connection with a potential license; provided that SGI shall have a pre-approval right, not to be unreasonably withheld, with respect to any proposed disclosure of the terms of this Agreement by Arcturus to any potential licensees or sublicensees. SGI’s decision not to approve such disclosure to an entity that SGI in good faith believes is, or reasonably may be, competitive with respect to the Products shall not be deemed unreasonable.

(d)Disclosure Pursuant to Law or Order.  Receiving Party may disclose Confidential Information that it is required to disclose under applicable laws or a court order, provided that the Receiving Party: (i) provides the Disclosing Party with prompt notice of such disclosure requirement if legally permitted; (ii) affords the Disclosing Party an opportunity to oppose or limit, or secure confidential treatment for such required disclosure and reasonably cooperates with the Disclosing Party’s opposition or limitation efforts, as the case may be; and (iii) if the Disclosing Party is unsuccessful in its efforts pursuant to subsection (ii), discloses only that portion of the Confidential Information that the Receiving Party is legally required to disclose.

(e)Publicity.  The Parties agree that they will mutually agree in good faith upon a press release announcing the execution of this Agreement within […***…]* business days of the Effective Date.

7.5Use of Name.  Neither Party shall use the name of the other Party in relation to this Agreement in any public announcement, press release or other public document without the written consent of the

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other Party; provided, however, that either Party may use the name of the other Party to the extent reasonably required in any document filed with the FDA or SEC (or similar authorities).

8.	Representations and Warranties; Disclaimer.

8.1Mutual Representations and Warranties. Each Party represents and warrants to the other that:

(a)it has the requisite corporate power and authority to enter into and to deliver this Agreement, to grant the rights and licenses under this Agreement and to perform its obligations under this Agreement;

(b)this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms;

(c)entry into this Agreement does not conflict with or is inconsistent in any material respect with the terms of any existing agreement with a Third Party;

(d)to the knowledge of such Party the research and development of a LUNAR Product as contemplated under this Agreement does not infringe or misappropriate any Intellectual Property owned by any Third Party;

(e)to the knowledge of such Party the Licensed IP does not misappropriate any Intellectual Property owned by any Third Party;

(f)there are no claims, judgments or settlements against or owed by such Party (or any of its Affiliates) and no pending claims or litigation, or the knowledge of such Party, threatened claims or litigation, with respect to any Intellectual Property licensed pursuant to this Agreement;

(g)none of the employees or consultants that a Party assigns to any Research Plan has, at the time of such assignment, been debarred by the FDA (or similar action by any similar foreign authority), or subject to any FDA debarment investigation or proceeding (or similar proceeding by any similar foreign authority) for any reason; and

(h)the execution, delivery and performance of this Agreement by it (i) has been duly authorized by all necessary action on its part and on the part of its board of directors, or board of managers as applicable, and (ii) shall not conflict with, or result in a violation of, its certificate of incorporation, bylaws or other equivalent organizational or institutional documents.

8.2Representations and Warranties of Arcturus.  Arcturus represents and warrants to SGI that:

(a)Exhibit A sets forth a complete and accurate list of all patents and patent applications that are both (i) relevant to LNP delivery, and (ii) owned or controlled by Arcturus as of the Effective Date;

(b)Arcturus has not assigned, transferred, conveyed or otherwise encumbered its right, title and interest in the Licensed IP in a manner that conflicts with any rights granted to SGI; and

(c)Arcturus’s employees who are assigned to work on any Research Plan have signed Intellectual Property assignment agreements and non-disclosure agreements with obligations consistent with those contained in this Agreement.

8.3Disclaimer.  EXCEPT AS EXPRESSLY STATED IN THIS SECTION 8, (A) NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AND THE LICENSED IP IS PROVIDED “AS IS,” AND (B) EACH PARTY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED, RELATING TO THE SUBJECT MATTER HEREUNDER, INCLUDING ANY WARRANTIES OF MERCHANTABILITY, TITLE, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT.

9.Patents.

9.1Prosecution.  Arcturus shall control the prosecution, filing and maintenance of all patents and patent applications within the Licensed IP (including, without limitation, the Arcturus Owned Program IP).  Arcturus shall provide SGI with reasonably complete drafts of all material submissions to patent authorities relating to the Licensed IP, including, without limitation, patent applications and amendments, and to give SGI a reasonable opportunity (but no less than […***…]* days) to comment on such documents with respect to specific LUNAR Products prior to their filing.  Arcturus shall not unreasonably refuse to accept SGI’s suggestions and advice with respect to such documents.

9.2Standby Prosecution Rights.  Arcturus shall promptly notify SGI if Arcturus determines (a) not to file a patent application on any material invention within the Arcturus Owned Program IP, or (b) to abandon any patent or patent application within the Licensed IP specific to LUNAR Products.  In any event, Arcturus shall provide such notification at least […***…] days prior to the deadline for filing or the date on which such abandonment, as the case may be, would become effective.  Upon such notification, SGI shall have the right, at its option, to control the preparing, filing, prosecuting and maintenance of such patent or patent applications, as well as re-examinations, reissues and requests for patent term extensions and the like with respect to such patent or patent application, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to any such patent or patent application.  For clarity, to “abandon” a patent or patent application shall include deciding not to defend against an opposition, not to defend an interference or similar proceeding or not to pursue an appeal of an adverse decision, in each case, with respect to such patent or patent application.

9.3Infringement.

(a)SGI Right to Prosecute. So long as SGI remains the exclusive licensee of the Licensed IP with respect to any LUNAR Products, SGI, to the extent permitted by law, shall have the right, under its own control and at its own expense, to prosecute any Third Party infringement of the Licensed IP with respect

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to any LUNAR Products, provided that SGI shall consult with Arcturus and shall consider the views of Arcturus regarding the advisability of the proposed action on the proposed strategy with respect prosecution of any Third Party infringement of the Licensed IP with respect to LUNAR Products. If required by law, Arcturus shall permit any such action to be brought in its name, including being joined as a party-plaintiff at SGI’s cost and expense.

(b)Arcturus Right to Prosecute. In the event that SGI is unsuccessful in persuading the alleged infringer to desist or fails to have initiated an infringement action within […***…]* days after SGI first becomes aware of the basis for such action, and in the event Arcturus desires to prosecute such infringement, it shall so notify SGI. During the […***…] day period following receipt of such notice by SGI, Arcturus shall consult with SGI and shall consider the views of SGI regarding the advisability of the proposed action. Arcturus agrees that it shall not commence any such action if SGI either commits to initiating an infringement action within […***…] days or demonstrates a reasonable concern that bringing such action may adversely affect a LUNAR Product. If SGI fails to prosecute such infringement or make such commitment or demonstration within this […***…] day period, Arcturus shall have the right, at its sole discretion, to prosecute such infringement under its sole control and at its sole expense.

(c)Declaratory Judgment Actions. If a declaratory judgment action is brought naming either Party as a defendant and alleging invalidity or unenforceability of any of any patent or patent application with the Licensed IP, the Party first having notice of the claim or assertion shall promptly notify the other Party, and the Parties shall promptly confer to consider the claim or assertion and the appropriate course of action.  Each Party shall have the right to defend itself against a suit that names it as a defendant.  If Arcturus is named in such legal action but not SGI, then SGI shall have the right to join, at its own expense, any such legal action and to be represented in such action by its own counsel.

(d)Settlements. Neither Party shall enter into any settlement of any claim described in this Section 9.3 that admits to the invalidity, narrowing of scope or unenforceability of any patent applications or patents within the Licensed IP or this Agreement, incurs any financial liability on the part of any other Party, or requires an admission of liability, wrongdoing or fault on the part of the other Party without such other Party’s prior written consent, not to be unreasonably withheld.

(e)Recovery. Any recovery obtained in claims brought by either Party under Sections 9.3(a) or 9.3(b) shall be distributed as follows: (a) each Party shall be reimbursed for any costs and expenses incurred in the action (including the amount deducted from payment to Arcturus pursuant to Section 9.3(d)); (b) as to any remaining amounts attributable to ordinary damages, the Party bringing the action shall receive all such amounts, provided that any such damages that are not punitive or exemplary damages received by SGI shall be deemed Sublicense Income and subject to payment to Arcturus pursuant to Section 5.3; and (c) as to any remaining amounts attributable punitive or exemplary damages, the Party bringing the action shall

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be entitled to seventy five percent (75%) of the award and the other Party shall be entitled to twenty five percent (25%) of the award.

(f)Cooperation. Each Party agrees to cooperate in any action under this Section 9 that is controlled by the other Party, provided that the controlling Party reimburses the cooperating Party promptly for any costs and expenses incurred by the cooperating Party in connection with providing such assistance.

10.	Term and Termination.

10.1Term.

(a)Unless earlier terminated pursuant to this Section 10.1, this Agreement shall continue in full force and effect until the expiration, abandonment, or termination of the last Valid Claim of a patent within the Licensed IP (the “Term”).

(b)The Agreement shall terminate on the seventh (7th) anniversary of the Effective Date if both: (i) SGI makes (or pursuant to Section 6.3 or 6.4 is deemed to have made) a Non-Exclusive Election; and (ii) neither SGI nor any sublicensee of SGI has commenced a GLP toxicology study for at least one (1) LUNAR Product (A) in rodents by the fifth (5th) anniversary of the Effective Date, or (B) in non-human primates by the sixth (6th) anniversary of the Effective Date.  If the Term terminates pursuant to this Section 10.1(b) then either Party may notify the other Party that it desires to extend the Term and, upon the other Party’s receipt of such notification, the Parties shall meet for a period not to exceed thirty (30) days to discuss the potential for a mutually agreed extension of the Term.

(c)SGI Termination for Convenience.  SGI may terminate this Agreement at any time upon ninety (90) days prior written notice to Arcturus.

(d)Termination for Breach.  Either Party may terminate this Agreement upon a material uncured breach of this Agreement by the other Party by providing sixty (60) days prior written notice to the other Party. The termination shall become effective at the end of the notice period unless the breaching Party cures such breach during such notice period.

10.2Effect of Termination.  Upon termination or expiration of this Agreement, payment obligations that accrued prior to termination and the following provisions shall survive termination or expiration of this Agreement: Sections 1, 3.2, 4 (for a period of ninety (90) days following termination), 5.3 (but only with respect to sublicenses granted prior to such termination or expiration and then only if the sublicensee is not required to make payments directly to Arcturus as provided in clause (a) of the next sentence of this Section 10.2), 5.4 (with respect to LUNAR Contemplated Research Agreements entered into prior to termination), 5.6, 5.7, 5.8, 7, 8.3, 10.2, 11 and 12. Notwithstanding the foregoing, each sublicense granted by SGI prior to the termination of this Agreement shall: (a) if such termination is pursuant to Section 10.1(c) or 10.1(d) for SGI’s material breach, survive but be assumed by Arcturus as if Arcturus granted the sublicensed rights directly to the sublicensee, provided that such sublicensee (i) agree to directly pay Arcturus the amounts Arcturus would receive pursuant to Section 5.3 for Sublicense Income that becomes payable to SGI after the date of termination, rather than paying such portion of Sublicense Income to SGI, and (ii) agree to grant Arcturus the same audit rights that such sublicensee grants to SGI; or (b) if such termination is for any other reason, such sublicense shall survive, provided that SGI or its designee makes the corresponding payments pursuant to Section 5.3 when due. For clarity, neither the amounts paid or payable by a sublicensee to Arcturus pursuant to clause 10.2(a)(i) nor the corresponding amounts paid or payable by a sublicensee to SGI shall be deemed Sublicense Income. Additionally, Section 3.1 shall survive expiration (but not termination) of this Agreement solely with respect to Licensed IP in existence as of the date of expiration of this Agreement.

11.Limitation of Liability.  Except for a breach of Section 3.1 or Section 7, neither Party nor its directors, officers, employees, consultants or agents, shall be responsible or liable for a breach of this Agreement for any indirect, special, punitive, incidental or consequential damages regardless of legal theory.

12.General Provisions.

12.1Relationship of the Parties.  The Parties recognize and agree that each is operating as an independent contractor and not as an agent of the other. This Agreement shall not constitute a partnership or joint venture, and neither Party shall be bound by the other to any contract, arrangement or understanding except as specifically stated herein.

12.2Assignment.  Neither Party may assign this Agreement without the other Party’s written consent.  Notwithstanding the foregoing, each Party may, without the other Party’s written consent, assign its rights under this Agreement to: (a) an Affiliate; or (b) an entity that acquires all (or substantially all) of its stock, business, or assets to which this Agreement relates.  Any assignment not in accordance with the first sentence of this Section 12.2 shall be void and without effect. The assigning Party shall notify the other Party of any permitted assignment pursuant to this Section 12.2, identifying the assignee and contact information within […***…]* business days after any such permitted assignment. For clarity, the assignment of rights pursuant to this Section 12.2 shall not be deemed a sublicense.

12.3Notices.  Any notice, report, approval or consent required or permitted hereunder shall be in writing and shall be deemed to have been duly given to a Party if delivered personally or mailed by first-

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class, registered or certified mail, postage prepaid to the address of that Party as set forth below; or such other address as is provided by that Party to the other upon ten (10) days written notice.

Arcturus:

Arcturus Therapeutics, Inc.

10628 Science Center Drive, Suite 200

San Diego, CA 92121

Attn:  Chief Executive Officer

With a copy to:

Cooley LLP

3175 Hanover St.

Palo Alto, CA  94303

Attn: Glen Sato

Email: gsato@cooley.com

SGI:

Synthetic Genomics, Inc.

Attn:  CTO (with a copy to the General Counsel)

11149 North Torrey Pines Road

La Jolla, CA 92037

12.4Waiver.  No failure to exercise, and no delay in exercising, on the part of either Party, any privilege, power, or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any privilege, right or power hereunder preclude further exercise of any other privilege, right or power hereunder.  Any waivers or amendments shall be effective only if made in writing and signed by authorized representatives of the Parties.

12.5Severability.  If any provision of this Agreement shall be adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

12.6Governing Law; Arbitration.  This Agreement shall be governed by and construed pursuant to the laws of the State of California without regard to conflicts of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods.  For all purposes of this Agreement, the Parties hereby submit to the exclusive jurisdiction of the state and federal courts located in San Diego County, California.  In any action or proceeding to enforce rights under this Agreement, the prevailing Party shall be entitled to recover its reasonable costs and attorneys’ fees.

12.7Entire Agreement.  This Agreement is the complete and exclusive statement of the agreement and understanding of the Parties and supersedes and cancels all previous written and oral agreements, understandings and communications relating to the subject matter of this Agreement. No amendment or change hereof or addition hereto shall be effective or binding on either of the Parties unless reduced to writing and duly executed on behalf of both Parties.

12.8Construction.  The headings to the sections in this Agreement are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation. Any use of the term “including” shall mean “including without limitation.”  Unless the context clearly requires otherwise, whenever used in this Agreement the word “or” shall have its inclusive meaning of “and/or” except when paired as “either/or” or as otherwise clearly indicated by the context.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed so as to be effective on the date set forth above.

SYNTHETIC GENOMICS, INC.		ARCTURUS THERAPEUTICS, INC.

By:	/s/ Oliver Fetzer	By:	/s/ Joseph E. Payne
Name:	Oliver Fetzer	Name:	Joseph E. Payne
Title:	CEO	Title:	President & CEO

Exhibit A

Arcturus Patents and Patent Applications

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